Exhibit 1

MIND CTI Reports First Quarter 2026 Results

Yoqneam, Israel, May 11, 2026 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications (UC) analytics for enterprises as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2026.

The following will summarize our major achievements in the first quarter of 2026, as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights
•	Revenues were $5.1 million, compared with $5.0 million in the first quarter of 2025.
•	Operating income was $0.9 million, or 18% of total revenues, compared with $0.4 million, or 7% of total revenues in the first quarter of 2025.
•	Net income was $0.9 million, or $0.04 per share, compared with $0.5 million, or $0.02 per share in the first quarter of 2025.
•	Cash flow from operating activities was $0.6 million, compared with $0.7 million in the first quarter of 2025.
•	Cash position was $13.8 million as of March 31, 2026
Ariel Glassner, MIND CTI’s Chief Executive Officer, commented: “In the first quarter of 2026, our revenues remained at a similar level compared to the first quarter of last year. The higher net income is attributed to an allowance to credit loss that was recorded in the first quarter of 2025. The market environment remains challenging, with increased ongoing price pressures. One of our major customers notified us regarding non-renewal effective March 2027, which is expected to negatively impact our revenues and income. At the same time, we continue to evaluate new opportunities and enhance our offering, including cloud, 5G, and AI capabilities, while maintaining a strong engineering foundation to support our customers.”

Revenue Distribution
Revenues in Europe represented 63% (including the messaging segment revenues in Germany, which represented 34%), the Americas represented 32%, and the rest of the world represented 5% of total revenues.

Revenues from our customer care and billing software were $2.2 million, or 44% of total revenues, enterprise messaging were $1.7 million, or 34%, and enterprise UC analytics software were $1.1 million, or 22% of total revenues. The increase was mainly attributed to significant upgrades with two UC analytics customers.

Revenues from maintenance and additional services were $4.7 million, or 93% of total revenues, while licenses were $0.3 million, or 7% of total revenues.

Buyback Update
As previously announced, MIND’s Board of Directors authorized a new share repurchase plan on November 12, 2025, allowing the Company to repurchase ordinary shares in the open market for up to $2.4 million in cash. As of March 31, 2026, MIND had purchased a total of 278 thousand shares for total consideration of approximately $331 thousand.

Under the repurchase program, share purchases may be made from time to time, depending on market conditions, share price, trading volume, and other factors. The repurchase program may be suspended from time to time or discontinued.

AGM and Board of Directors Update
The company held its Annual General Meeting of Shareholders on May 6, 2026.

The following proposed resolutions were approved:

•
to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

•	to re-elect Mr. Itay Barzilay as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company; and

•	to elect Mr. Asher Mechlovich as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over thirty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements," expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Janice Kaye
MIND C.T.I. Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months
	Ended March 31,
	2026	2025
	U.S. dollars in thousands (except per share data)

REVENUES	$5,085	$4,996
COST OF REVENUES	2,345	2,487
GROSS PROFIT	2,740	2,509
OPERATING EXPENSES:
Research and development	992	894
Selling and marketing	339	356
General and administrative	489	889
Total operating expenses	1,820	2,139
OPERATING INCOME	920	370
FINANCIAL INCOME, net	70	174
INCOME BEFORE TAXES ON INCOME	990	544
TAXES ON INCOME	122	54
NET INCOME	$868	$490

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.04	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,328	20,387
Diluted	20,455	20,604

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2026	2025
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,691	$8,116
Short-term bank deposits	10,066	5,237
Marketable securities	200	200
Accounts receivable, net	2,213	1,713
Other current assets	451	486
Prepaid expenses	363	330
Total current assets	16,984	16,082

NON-CURRENT ASSETS:
Severance pay fund	1,414	1,596
Deferred income taxes	140	147
Property and equipment, net	110	126
Right-of-use assets, net	812	876
Intangible assets, net	1,295	1,376
Goodwill	9,865	9,963
Total assets	$30,620	$30,166

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$702	$546
Other current liabilities and accruals	1,561	1,434
Current maturities of lease liabilities	257	255
Deferred revenues	1,847	1,960
Total current liabilities	4,367	4,195

LONG-TERM LIABILITIES:
Deferred revenues	203	239
Lease liabilities, net of current maturities	597	674
Accrued severance pay	1,414	1,596
Deferred income taxes	388	413
Total liabilities	6,969	7,117

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	28,028	28,020
Accumulated other comprehensive loss	(738)	(625)
Accumulated deficit	(2,602)	(3,470)
Treasury shares	(1,091)	(930)
Total shareholders’ equity	23,651	23,049
Total liabilities and shareholders’ equity	$30,620	$30,166

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months
	Ended March 31,
	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$868	$490
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69	74
Deferred income taxes, net	(9)	(33)
Accrued severance pay	6	14
Unrealized gain from marketable securities, net	-	(1)
Employees share-based compensation expenses	39	58
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	(526)	672
Decrease (increase) in other current assets	34	(87)
Increase in prepaid expenses	(34)	(133)
Increase (decrease) in accounts payable	168	(85)
Increase (decrease) in other current liabilities and accruals	140	(302)
Change in operating lease liability	(11)	13
Increase (decrease) in deferred revenues	(136)	5
Net cash provided by operating activities	608	685

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2)	(5)
Acquisition of a subsidiary	-	(1,533)
Severance pay funds	(6)	(14)
Investment in short-term bank deposits	(4,830)	(271)
Net cash used in investing activities	(4,838)	(1,823)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(192)	-
Net cash used in financing activities	(192)	-

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(3)	17

DECREASE IN CASH AND CASH EQUIVALENTS	(4,425)	(1,121)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,116	4,452
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,691	$3,331